UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

AB Private Lending Fund

(Name of Issuer)

Class I Common Shares of Beneficial Interest

(Title of Class of Securities)

00254B306

(CUSIP Number)

August 7, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	00254B306

1.
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equitable Holdings, Inc. 90-0226248
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	4,400,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,400,000
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100.0%
12.	TYPE OF REPORTING PERSON HC
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equitable Financial Life Insurance Company 13-5570651
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	4,400,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,400,000
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100.0%
12.	TYPE OF REPORTING PERSON HC

Item 1.

(a)

Name of Issuer
AB Private Lending Fund

(b)

Address of Issuer's Principal Executive Offices

405 Colorado Street, Suite 1500, Austin, TX 78701

Item 2.

(a)

Name of Person Filing

This statement on Schedule 13G is being filed jointly by Equitable Financial Life Insurance Company (Equitable Financial) and Equitable Holdings, Inc. (Holdings), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the Exchange Act), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13G for their Joint Filing Agreement.

(b)

Address of Principal Business Office or, if None, Residence

    Equitable Holdings, Inc

Holdings, a Delaware corporation, has its principal business office at 1345 Avenue of the Americas, New York, New York 10105.

Equitable Financial Life Insurance Company

Equitable Financial, a New York corporation, is an indirect wholly owned subsidiary of Holdings. Equitable Financials principal business office is located at 1345 Avenue of the Americas, New York, New York 10105.

All media outlets, please contact Erik Bass (212-314-2476) with any questions.

(c)

Citizenship

 Equitable Holdings

  Delaware

 Equitable Financial Life Insurance Company

New York

(d)

Title of Class of Securities

 Class I Common Shares of Beneficial Interest, par value $0.01 (Class I Shares)

(e)

CUSIP Number

 00254B306

Item 3.

If This Statement is Filed Pursuant to
Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)

[ ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[X]

Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment Company registered under
Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)

[ ]

An investment adviser in accordance with
Rule 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)

[X]

A parent holding company or control person in accordance with
Rule 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the
definition of an investment company under
Section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

    4,400,000
 shares acquired solely for investment purposes on behalf of client discretionary investment advisory accounts.*

(b)

Percent of Class:

    100.0% based upon 4,400,000 Class I Shares outstanding as of Ausgust 7, 2024.

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote

4,400,000

(ii)

shared power to vote or to direct the vote

0

(iii)

sole power to dispose or to direct the disposition of

4,400,000

(iv)

shared power to dispose or to direct the disposition of

0

*Equitable Financial Life Insurance Company (Equitable Financial) is an indirect wholly owned subsidiary of Equitable Holdings, Inc. (Holdings), and Holdings controls Equitable Financial.

Item 5.

Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following:
[

]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

  Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

  Not Applicable

Item 8.

Identification and Classification of Members of the Group.

 Not Applicable.  This schedule is not being filed pursuant to
Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.

Notice of Dissolution of Group.

 Not Applicable

Item 10.

Certification.

By signing below, I certify that, to the best
of my knowledge and belief, the securities
referred to above

were acquired and are held
in the ordinary course of business and

were not acquired and are not held for the purpose
of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Equitable Financial Life Insurance Company

By: /s/ Glen Gardner

Date:

    August 7, 2024

Name: Glen Gardner

Title: Chief Investment Officer